

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

<u>Via Email</u>
Mr. Beken Aitbaev
AB International Group Corp.
Frunze Street 176,
Issikatinskiy District, Milianfan,
Kyrgyzstan, 720000

> **Re: AB International Group Corp.**
> **Registration Statement on Form S-1**
> **Filed October 10, 2014**
> **File No. 333-199238**

Dear Mr. Aitbaev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have no operations and no non-cash assets. Please refer to Rule 405 under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity and illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

2. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

- Your disclosure indicates that you are a development stage company issuing penny stock;

- You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

- It appears that you have conducted minimal business activities or operations since your inception in July 2013;

- You have a net loss of $3,774 to date and you have not generated any revenues to date;

- You have assets consisting only of $4,332 in cash and cash equivalents; and

- Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In adopting Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe that the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Prospectus Summary, page 5

AB International Group Corp., page 5

3. You indicate in the first paragraph under this heading, as well as elsewhere in your filing, that you require a minimum of $36,000 to implement your plan of operations for the next 12 months as described in your Plan of Operations. However, we note that your Plan of Operations disclosure beginning on page 17 solely addresses the situation in which you raise net proceeds between $41,500 and $91,500. If $36,000 is the minimum amount needed to implement your plan of operations, please revise your Plan of Operations disclosure beginning on page 17 to explain how that $36,000 minimum would be spent. Alternatively, if the minimum amount needed to implement your plan of operations is the $41,500 currently addressed in your Plan of Operations disclosure, please revise your disclosures on page 5 and elsewhere to state that a minimum of $41,500 is needed to implement your plan of operations.

The Offering, page 6

4. Please state here and in the use of proceeds section, that there is no guarantee that you
    will receive any proceeds from the offering.

Risk Factors, page 7

Risks Associated with This Offering, page 12

We Will Incur Ongoing Costs . . ., page 13

5. We note your intention to seek listing on the OTC Bulletin Board, which is contingent
    upon maintaining compliance with SEC filings. Please disclose, if known, whether you
    will voluntarily continue reporting in the absence of an SEC reporting obligation.

Use of Proceeds, page 14

6. Please revise to include an order of priority of your use of proceeds.

Management's Discussion and Analysis of Financial Condition or Plan of Operation, page 16

Development and Implement Marketing Strategy, page 19

7. Please elaborate on the "contacts that [Mr. Aitbaev] has developed." Additionally, we
    note your disclosure on page 25 that Mr. Aitbaev "has been managing his own business
    in cars retail" for the last ten years and that he will not be devoting his full time to your
    business. Please discuss any potential conflicts of interest between Mr. Aitbaev's current
    business and your potential business opportunities.

Used Cars Purchase, page 19

8. We note your indication that "you should be in full operation and selling [y]our used cars
    within 12 months of completing [y]our offering." Please revise to clarify whether you
    expect to begin conducting sales regardless of the subscription rate of this offering and, if
    so, how you intend to finance such operations.

9. You also state that "[u]ntil you start to sell your cars, [you] do not believe that [y]our
    operations will be profitable." Please revise to clarify the basis for your belief that you
    will be profitable even once you begin to sell cars, considering your financial statements
    suggest that you will continue to operate at a loss. Here or in an appropriate place in your
    prospectus, please also revise to clarify how you intend to finance future purchases of
    cars, considering your estimates here assume a fully subscribed offering yet only provide
    for the purchase of 6-9 cars.

10. We note your indication elsewhere in your prospectus that you purchased one car for resale for $7,000 on September 3, 2014. With a view to understanding how you financed this purchase and how you might finance future purchases, please revise to explain as much. In this regard, we note that your financial statements indicate that you have $3,569 in cash as of August 31, 2014.

11. We note your disclosure on page 24 that you plan to use ExportTrader Shipping Service, NEX Worldwide Express or USA InterCargo to ship the cars you buy to Kyrgystan. Please clarify here the costs of such services and how they will affect your revenues and cash flows.

Description of Business, page 22

General, page 22

12. Please revise your disclosure here, and elsewhere in the registration statement where applicable, to state that you plan to be in the business of selling used cars that you purchase in the United States to customers in Kyrgystan.

Car Auctions, page 22

13. Please disclose the basis for all your assertions about the car auction market. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your responses. The following are examples of some of your assertions:

- "Auto auctions can be found in most nations, but are often unknown to most people."

- "In the US, auto auctions are relatively unknown to the public at large, but play a major role as a wholesale market for second-hand vehicles."

- "Some auctions in the United States are used by banks, the IRS, and other government agencies to sell vehicles that were repossessed for failure to make monthly payments or pay taxes."

Exhibits, page 45

14. Please file the form of subscription agreement that you plan to use in the offering as an exhibit to the registration statement. Please refer to Item 601(b)(4) of Regulation S-K.

Exhibit 5.1

15. We note the second sentence of counsel's opinion, which says "…the Shares will be registered for sale or transfer by the holders thereof pursuant to the provisions of that certain registration statement on Form S-1…and those holders are identified in that registration statement." This sentence suggests that you are registering a secondary transaction when, in fact, it appears that you are registering a primary transaction. Please ask counsel to revise his opinion accordingly.

Undertakings, page 45

16. It appears that you have transposed Rule 114 for Rule 424 in this section. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

Cc: John Root, Jr., Esq.